UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 4

Opta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68383U 10 7

(CUSIP Number)

Thomas Gong

Opta Corporation

1350 Bayshore Highway, Suite 740

Burlingame, CA 94010

(650) 579-3610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68383U 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Huizhou Municipal Government

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.17%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68383U 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TCL Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: Huizhou, Guangdong Province, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68383U 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
T.C.L. Industries Holdings (H.K.) Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: Hong Kong, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68383U 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lotus International Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: Mahe, Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.17%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

(a)  Name and Address of Principal Executive Office of Issuer:

Opta Corporation (the “Issuer”)

1350 Bayshore Highway, Suite 730

Burlingame, CA 94010

(650) 579-3010

(b)  Title and Class of Equity Securities:

Common Stock par value $.001 per share (the “Common Stock”) of the Issuer

Item 2.	Identity and Background

This Statement is being filed by the Huizhou Municipal Government (the "Huizhou Government"), TCL Holdings Co. Ltd., a Huizhou, People's Republic of China ("PRC") corporation ("Holdings"), T.C.L. Industries Holdings (H.K.) Ltd., a Hong Kong, PRC corporation ("TCL"), and Lotus International Holdings Ltd., a Republic of Seychelles corporation ("LIHL").  In this Statement, the Huizhou Government, Holdings, TCL and LIHL may be referred to collectively as the "Reporting Persons."

The Huizhou Government is a governmental body of the Guangdong Province located in Huizhou, Guangdong Province, PRC. The address of the Huizhou Government is 6 Yun Shan Xi Lu, North of River, Huizhou, Guangdong, PRC.

Holdings is a Huizhou, Guangdong Province, PRC investment holding company that is 58.13%-owned by the Huizhou Government and 41.87%-owned by certain managers of TCL.  The address of Holdings' business and principal office is No. 6 Er Ling Nan Lu, Huizhou, Guangdong, PRC.

TCL is a Hong Kong, PRC investment holding company that is wholly-owned by Holdings.  The address of TCL's business and principal office is Rm. 1102, 11/F, Chinachem Tsuen Wan, New Territories, Hong Kong, PRC.

LIHL is a Republic of Seychelles investment holding company that is wholly-owned by TCL.  The address of LIHL's business and principal office is Suite 13, First Floor, Oliaji Trade Center, Francis Rachel Street, Victoria, Mahe, Republic of Seychelles.

Information regarding the directors and officers of each of Holdings, TCL and LIHL is attached hereto as Annex 1, which annex is hereby incorporated by reference.  Unless otherwise indicated, each of the directors and executive officers of each of Holdings, TCL and LIHL is a citizen of the PRC.

(d)

Criminal Proceedings:

None of the Reporting Persons and, to the knowledge of Reporting Persons, none of the persons listed on Annex I, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings:

None of the Reporting Persons and, to the knowledge of Reporting Persons, none of the persons listed on Annex I, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 9,606,671 shares of Common Stock beneficially owned by the Reporting Persons were purchased by TCL pursuant to a Share Exchange Agreement ("Share Exchange Agreement") which is more fully described in the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001.  On September 18, 2001, the 12,000,000 shares of Common Stock were transferred to LIHL by certain shareholders of the issuer to compensate TCL for losses it incurred from the share swap under the terms of the Share Exchange Agreement.  No further consideration was paid by TCL or LIHL for the 12,000,000 shares.  The 9,606,671 shares of Common Stock, together with the 12,000,000 shares of Common Stock transferred to LIHL, and the 12,000,000 shares of Common Stock purchased by LIHL on 10/20/04 may be referred to collectively as the "Shares."  LIHL used reserve funds for the 10/20/04 purchase and did not borrow any funds for such purchase.

Item 4.	Purpose of Transaction

The purpose of the purchase of the Common Stock by LIHL was to acquire the securities for investment purposes.  LIHL, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that LIHL beneficially owns or hereafter may acquire.  LIHL has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or changes in the Issuer’s charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer

(a)  Each of the Reporting Persons beneficially owns the Shares, which represent 51.17% of the outstanding shares of Common Stock.

(b)  Each of the Reporting Persons has the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c)  None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Annex 1 attached hereto have effected any transactions in the Common Stock during the past 60 days.

(d)  The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons and none of the persons referred to in Annex 1 attached hereto, has any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.  Letter of Responsibility Concerning Authorization of TCL Holdings Co., Ltd. as a Trial Enterprise to Operate State-Owned Assets dated May 12, 1997 (filed as Exhibit 1 to the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUIZHOU MUNICIPAL GOVERNMENT Date: November 1, 2004

/s/ Li Dong Sheng, Authorized Representative

TCL HOLDINGS CO., LTD. Date: November 1, 2004

/s/ Li Dong Sheng, Chairman of the Board

T.C.L INDUSTRIES HOLDINGS (H.K.) CO., LTD. Date: November 1, 2004

/s/ Li Dong Sheng, Chairman of the Board

LOTUS INTERNATIONAL HOLDINGS LTD. Date: November 1, 2004

/s/ Daoliang Chen, Director

Annex I

DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS, TCL AND LIHL

The names, present principal occupations and business addresses of the directors and executive officers of each of Holdings, TCL and LIHL are set forth below.  If no address is given, the director's or executive officer's business address is at Holdings, TCL or LIHL.

TCL HOLDINGS CO., LTD.

Name	Position	Other Employment	Address
Li Dong Sheng	Chairman & President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yuan Xin Cheng	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yan Yong	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zheng Chuan Lie	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Lu Zhong Li	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zhao Zhong Yao	Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Luo Zhong Rong	Director	.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Hu Qiu Sheng	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Gu Ming Jun	Director	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Wan Ming Jian	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Shao Guang Jie	CFO	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Chen Shi Dong	Vice Chairman	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Andreas Wente	Director		No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC

T.C.L. INDUSTRIES HOLDINGS (H.K.) LTD.

Name	Position	Other Employment	Address
Li Dong Sheng	Chairman	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yan Yong	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zheng Chuan Lie	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Lu Zhong Li	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC

LOTUS INTERNATIONAL HOLDINGS LTD.

Name	Position	Other Employment	Address
Dailiang Chen	Director	Vice General Manager T.C.L. Electronics (HK) Ltd.	13/F TCL Tower 8 Taichung Rd. Tsuen Wan, N.T., Hong Kong, PRC